UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES SECOND QUARTER AND FISCAL YEAR TO DATE RESULTS
Financial Performance Continues to Increase Over 2011 Periods

Hawthorne, NY, November 1, 2012 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and six month periods ended September 30, 2012.

Quarter ended September 30, 2012 Highlights - compared to September 30, 2011
●	Net sales of $161.0 million, increased $22.7 million, or 16.4%, however, volumes have marginally declined
●	Gross profit, as a percentage of net sales was 75.4%, compared to 67.5%
●	Research and development expenses increased 57.8% to $10.9 million
●	Selling, marketing, general and administrative expenses, which included in 2012 an $8.0 million litigation provision, increased $3.5 million
●	Operating income increased to $82.4 million, or 51.2% of net sales, compared to $61.9 million, or 44.8% of net sales
●	Net income was negatively impacted by foreign exchange (FX) expense of $1.0 million, compared to $16.1 million benefit
●	Net income attributable to Taro was $65.4 million compared to $58.9 million, resulting in diluted earnings per share of $1.46 compared to $1.32.

Six months ended September 30, 2012 Highlights - compared to September 30, 2011
●	Net sales of $320.1 million, increased $70.3 million, or 28.1%, however, volumes have marginally declined
●	Gross profit, as a percentage of net sales was 73.5%, compared to 64.2%
●	Research and development expenses increased 52.4% to $22.5 million
●	Selling, marketing, general and administrative expenses, which included in 2012 an $8.0 million litigation provision, increased $2.0 million
●	Operating income increased to $161.4 million, or 50.4% of net sales, compared to $96.1 million, or 38.5% of net sales
●	Income tax expense increased $19.3 million from $13.6 million to $32.9 million
●	Net income was negatively impacted by FX expense of $0.3 million, compared to $13.6 million benefit
●	Net income attributable to Taro was $128.3 million compared to $94.6 million, a $33.6 million increase, resulting in diluted earnings per share of $2.87 compared to $2.12.

Cash Flow and Balance Sheet Highlights
●
Cash flow provided by operations for the six months ended September 30, 2012, as compared to September 30, 2011, was $81.5 million compared to $95.5 million, primarily due to the payment of income taxes as reflected in the significant decrease in trade and other payables

●	Cash, including marketable securities, increased $84.9 million to $419.2 million from March 31, 2012.

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

During the quarter, the Company filed two ANDAs with the FDA. With this, ANDAs representing sixteen products as well as two NDAs await FDA approval.

Taro Special Committee Accepts $39.50 per share Offer from Sun Pharma

On August 12, 2012, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and Taro announced that they entered into a merger agreement which provides that all shareholders of Taro, other than Sun Pharma and its affiliates, will receive a cash payment of $39.50 per share upon the closing of the merger. The merger agreement was approved by Taro’s Board of Directors based upon the recommendations and approvals of the Special Committee and the Audit Committee of Taro’s Board of Directors.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for fiscal year 2013.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended September 30,			Year to Date September 30,
	2012		2011	2012		2011
Sales, net	$160,974		$138,251	$320,126		$249,835
Cost of sales	39,645		44,945	84,701		89,469
Gross Profit	121,329		93,306	235,425		160,366

Operating Expenses:
Research and development, net	10,943		6,934	22,468		14,741
Selling, marketing, general and administrative	27,975		24,436	51,559		49,528
Operating income	82,411		61,936	161,398		96,097

Financial Expenses, net:
Interest and other financial (income) expenses, net	(249)		1,507	141		2,131
Foreign exchange expense (income)	964		(16,072)	256		(13,641)
Other income, net	227		171	591		923
Income before income taxes	81,923		76,672	161,592		108,530
Tax expense	16,424		18,317	32,934		13,598
Income from continuing operations	65,499		58,355	128,658		94,932

Net (loss) income from discontinued operations(1)	(17)		295	(7)		46
Net income	65,482		58,650	128,651		94,978
Net income (loss) attributable to non-controlling interest(2)	132		(285)	391		354
Net income attributable to Taro	$65,350		$58,935	$128,260		$94,624

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.46		$1.31	$2.88		$2.12
Diluted	$1.46		$1.31	$2.87		$2.12

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$0.01	$(0.00	)*	$0.00	*
Diluted	$(0.00	)*	$0.01	$(0.00	)*	$0.00	*

Net income per ordinary share attributable to Taro:
Basic	$1.46		$1.32	$2.87		$2.13
Diluted	$1.46		$1.32	$2.87		$2.12

Weighted-average number of shares used to compute net income per share:
Basic	44,684,715		44,534,733	44,614,149		44,523,046
Diluted	44,714,355		44,590,051	44,679,156		44,575,293

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified its Irish subsidiary as discontinued operations.
(2)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited)
(U.S. dollars in thousands)

	September 30,	March 31,
	2012	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$288,135	$238,266
Short-term bank deposits	120,570	72,440
Restricted short-term bank deposits	7,430	15,780
Marketable securities	3,110	7,835
Accounts receivable and other:
Trade, net	130,285	111,130
Other receivables and prepaid expenses	111,335	98,501
Inventories	109,891	109,638
Long-term assets held for sale, net(1)	68	71
TOTAL CURRENT ASSETS	770,824	653,661

Long-term receivables and other assets	18,733	19,972
Property, plant and equipment, net	146,812	150,750
Other assets	30,013	32,041
TOTAL ASSETS	$966,382	$856,424

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$10,685	$10,957
Trade payables and other current liabilities	161,504	187,942
TOTAL CURRENT LIABILITIES	172,189	198,899

Long-term debt, net of current maturities	26,961	27,949
Deferred taxes and other long-term liabilities	6,049	6,618
TOTAL LIABILITIES	205,199	233,466

Taro shareholders’ equity	756,842	619,008
Non-controlling interest(2)	4,341	3,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$966,382	$856,424

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(2)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2012	2011
Operating Activities
Net income	$128,651	$94,978
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,038	9,461
Stock-based compensation	8	27
Capital loss on sales of assets, net	106	92
Decrease in long-term debt due to currency fluctuations	(888)	(1,840)
Increase in trade receivables	(19,040)	(21,274)
Change in derivative instruments, net	1,230	3,307
Increase in other receivables, prepaid expenses and other assets	(11,679)	(18,667)
Decrease (increase) in inventories	165	(8,966)
Foreign exchange effect on intercompany balances	1,367	(8,004)
(Decrease) increase in trade and other payables and other liabilities	(27,475)	46,420
Net cash provided by operating activities	81,483	95,534

Investing Activities:
Purchase of property plant & equipment	(3,217)	(2,811)
Investment in other intangible assets	(20)	-
Proceeds from long-term security deposits and other assets	37	55
Repayment of short-term bank deposits	(47,598)	(3,536)
Proceeds from restricted bank deposits	8,399	-
Proceeds from marketable securities	4,726	1,090
Net cash used in investing activities	(37,673)	(5,202)

Financing Activities:
Proceeds from issuance of shares	4,645	285
Repayments of long-term debt	(373)	(13)
Repayments of short-term bank debt, net	-	(4,601)
Net cash provided by (used in) financing activities	4,272	(4,329)

Effect of exchange rate changes	1,787	(3,365)
Net increase in cash	49,869	82,638
Cash at beginning of period	238,266	78,872

Cash at end of period	$288,135	$161,510

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 1, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
Name: James Kedrowski
Title: Interim Chief Executive Officer and Director